SUB-ITEM 77H: CHANGES IN CONTROL OF REGISTRANT


Intermediate Municipal Trust
(Registrant)


As of November 30, 2017, Charles Schwab & Co. Inc., has attained control of the Registrant by acquiring 34.76%* of the voting securities of the Registrant.

AND

As of May 31, 2017, National Financial Services LLC has ceased to be a controlling person of the Registrant by owning less than 25% of the voting securities of the Registrant.


* Must be greater than 25%.